Exhibit 99.1

Canterbury Park Holding Corporation Reports 2025 Fourth Quarter Results

Shakopee, MN – March 9, 2026 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (Nasdaq: CPHC) today reported financial results for the fourth quarter and full year ended December 31, 2025.

($ in thousands, except per share data and percentages)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2025	2024	Change	2025	2024	Change
Net revenues	$12,446	$11,978	3.9%	$59,568	$61,562	(3.2%)

Net income (loss) (1)	$(390)	$(1,245)	(68.7%)	$(529)	$2,113	(125.1%)

Adjusted EBITDA (2)	$2,288	$1,497	52.8%	$9,410	$10,805	(12.9%)

Basic EPS	$(0.08)	$(0.25)	(68.0%)	$(0.10)	$0.42	(123.8%)
Diluted EPS	$(0.08)	$(0.25)	(68.0%)	$(0.10)	$0.42	(123.8%)

(1)	Net income and basic and diluted EPS for the twelve months ended December 31, 2024, benefited from a $1.7 million gain related to the transfer of land to a new joint venture.
(2)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release. Adjusted EBITDA margin is Adjusted EBITDA as a percentage of net revenues.

Management Commentary

Randy Sampson, President and Chief Executive Officer of Canterbury Park, commented, “Fourth quarter results are consistent with historical seasonality and conclude a year of transformation and diversification. Fourth quarter revenue increased 3.9% to $12.4 million, driven largely by 5.4% growth in Casino revenue. Visitation rose in the fourth quarter, and we remain focused on increasing casino traffic through our expanded VIP programs as well as enhanced advertising and marketing initiatives. Food and Beverage revenue grew slightly in the quarter, while Pari-Mutuel revenues declined slightly because of fewer races compared to last year. Adjusted EBITDA of $2.3 million rose 53% year-over-year with an adjusted EBITDA margin of 18.4%, reflecting the quarter’s higher revenue and flat operating expense compared to last year. We continue to take measures to improve operating efficiencies, particularly labor, our largest expense, while pursuing opportunities to grow our entertainment and hospitality businesses and further develop our valuable real estate.

“2025 marked a pivotal year of our growth and diversification strategy, as the process of creating a unique regional destination to live, stay, work and play is now well underway. Portfolio-wide, residential occupancy has reached 84% as we approach the strongest part of the year for residential leasing of the remaining living and housing units. The Omry Senior Apartments and Pulte Townhomes have a couple of units left between them - a significant and positive signal to the market potential for additional residential development in future phases. Greystone completed a 28,000 square-foot commercial office building in October which is currently 66% leased and there is strong interest for the remaining space. Last summer, Canterbury’s real estate joint venture partner, Trackside Holdings, LLC, completed construction of the Boardwalk Kitchen & Bar. Boardwalk is a 6,000-square-foot upscale restaurant and bar with live entertainment featuring an 18,000-square-foot patio with trackside views. During our live meet last summer, Boardwalk generated a strong response from consumers, and the success of this venue, particularly the large outdoor patio located adjacent to the racetrack, further validates the development opportunity of the unique experience and views of horses and the track’s greenspace.

“Our real estate development is exceeding expectations - both with respect to the diversity of new development projects that have been built as well as the quality of the projects. This is all occurring in one of the fastest growing markets in the Twin Cities which gives us confidence about the future real estate development prospects at Canterbury Park. Throughout 2026, we will be exploring additional entertainment and hospitality opportunities for the remaining trackside parcels that would add to the nearly 1,000 residential units, four restaurants, brewery, two music and entertainment venues, 57,000 square-feet of office space, and other amenities already open or under construction. We are excited about the prospects for the new 19,000-capacity amphitheater, operated by Live Nation, the Twin Cities’ first large-scale outdoor concert venue which is on schedule to open in June. The 2026 schedule of approximately 40 concerts is in the process of being announced with headliners including Chris Stapleton, Dave Matthews Band, John Mellencamp and Guns N’ Roses, and initial ticket sales are strong. We are also working in partnership with the City of Shakopee on a market analysis study to identify the highest and best use for our prime, 25 acres of land near the amphitheater that could include hotel, office, retail, hospitality, entertainment venues or other opportunities. The success of our growth and diversification strategy continues to validate our development as a unique regional destination while unlocking the value of our real estate for shareholders.

“While our growth and efficiency initiatives are focused on maximizing cash flows from our existing gaming, F&B and expanding entertainment operations, we continue to believe that Canterbury’s record of consistent cash flow, return of capital through quarterly cash dividends and strong balance sheet are not reflected in our current valuation. Canterbury has no debt and our cash, tax increment financing (TIF) receivables and real estate joint ventures are valued at over $10 per share. In terms of liquidity, we had just over $17 million, or approximately $3.33 per share, in cash and short-term investments at the end of the 2025 fourth quarter. In total, we had nearly $20 million, or approximately $3.90 per share, in TIF receivables on our balance sheet at quarter’s end, and we received initial payments of approximately $580,000 against this balance in the 2025 fourth quarter. In addition, we’ve contributed a total of approximately $17 million, or approximately $3.27 per share, in land and cash to our real estate joint venture development projects for which we share in the economics. This estimated $10.50 per share value does not include approximately 50 acres of land held for future development, the current value of which is not fully reflected on our balance sheet due to it being recorded on a cost basis. With the proven successes of our development and diversification initiatives, our strong balance sheet and a pipeline of exciting growth opportunities, we remain committed to delighting our guests, serving our residents and delivering long-term value to shareholders.”

Canterbury Commons Development Update

The Company’s barn relocation and redevelopment plan is complete with over 300 new stalls and new backside roads and infrastructure completed and in operation. Swervo Development Corporation continues to make progress on the construction of its state-of-the-art 19,000-capacity amphitheater, which will be operated by Live Nation Entertainment, and is scheduled to open for a full season in June of 2026. Canterbury also completed an additional new road adjacent to the amphitheater which will unlock the high-value development potential of approximately 25 acres of prime land in that portion of the site.

Residential and commercial construction updates related to joint ventures include:

●	Phase II of The Doran Group’s upscale Triple Crown Residences at Canterbury Park are approximately 94% leased, which allowed for the refinance of this property in January 2026.
o	In addition, Phase I of the Triple Crown Residences is now 67% leased.
●	99% of the 147 units of senior market rate apartments at The Omry at Canterbury are leased.
●

The pizza restaurant, fitness center and BBQ restaurant in the 10,000 square-foot commercial building within the Winners Circle development, all of which opened in 2025, finished their first year of business with positive patronage.

●	Construction of an additional 28,000 square-foot commercial office building within the Winners Circle development is now complete.
o	Danny’s Construction occupies the entire second floor, and Edward Jones is putting the finishing touches on their build out of the first floor.
o

The building is 66% leased and marketing is underway for the remainder of the available space with strong initial interest. We are nearing a lease execution with a tenant in one of the first floor suites which would bring leasing to approximately 80%.

●	Canterbury’s joint venture partner, Trackside Holdings, LLC, completed construction and transferred the building to the operating entity, Boardwalk Kitchen & Bar.
o	The food and beverage and entertainment space of the facility opened in late June and is experiencing a strong and positive reception from the public.
o	The restaurant and event space continue to create buzz with a strong social media presence, programming and entertainment.

Residential and commercial construction updates related to prior land sales include:

●

Pulte Homes of Minnesota has completed development of the 110-unit Canterbury Crossing townhome project, and all the units have been sold with the exception of the model/sales unit which is being readied for sale.

Summary of 2025 Fourth Quarter Operating Results

Net revenues for the three months ended December 31, 2025 increased 3.9% to $12.4 million, compared to $12.0 million for the same period in 2024. The year-over-year comparison reflects an increase of 5.4% and 0.7%, respectively, in our Casino and Food and Beverage business, and declines of 1.5% and 1.0% of our Pari-mutuel and Other revenues, respectively. The year-over-year increase in Casino revenues reflects higher table games traffic, partially offset by lower-than-average hold during the quarter. The decline in pari-mutuel revenue was due to fewer races across the country compared to the same period in 2024.

Operating expenses for the three months ended December 31, 2025, were $12.1 million, an increase of $41,000, or 0.3%, compared to operating expenses of $12.1 million for the same period in 2024. The slight year-over-year increase in operating expenses primarily reflects an increase in Purse expenses, due to increased Casino revenues, and Advertising and Marketing, due to marketing efforts to expand our customer base, offset by a decrease in Other operating expenses related to decreased personnel and repair and maintenance costs. Depreciation and Amortization expense also increased 11.5% primarily due to the completion of large capital improvement projects over the past year. Salaries and Benefits, our largest expense line item, increased 1.1%, compared to the same period in 2024. We continue to focus on reducing labor expense and driving operating efficiencies.

The Company recorded a net loss of $1.3 million and $2.1 million from equity investments for the three months ended December 31, 2025 and 2024, respectively. The loss in both periods is primarily related to the Company’s share of depreciation, amortization and interest expense from the Doran Canterbury joint ventures. The decreased loss for the three months ended December 31, 2025 is due to the Doran I joint venture continuing to increase their leasing rate after re-opening for leasing in the first quarter of 2025.

The Company recorded income tax benefit $109,000 and $440,000 for the three months ended December 31, 2025 and 2024, respectively.

The Company recorded a net loss of $390,000 and diluted loss per share of $0.08 for the three months ended December 31, 2025. The Company recorded a net loss of $1.2 million and diluted loss per share of $0.25 for the three months ended December 31, 2024.

Adjusted EBITDA, a non-GAAP measure, was $2.3 million in the 2025 fourth quarter, compared to $1.5 million in the 2024 fourth quarter.

Summary of 2025 Full-Year Operating Results

Net revenues for the year ended December 31, 2025, decreased 3.2% to $59.6 million, compared to $61.6 million in the same period last year. The year-over-year comparison reflects declines of 4.4%, 6.6% and 0.7% in Casino, Pari-mutuel and Other revenues, respectively, partially offset by a 3.5% increase in Food and Beverage. The year-over-year decreases primarily reflect the previously noted increased competition impacting Casino revenues along with three less live race days impacting Pari-mutuel and Other revenues, while the increase in Food and Beverage revenues grew with overall attendance and events at our facility.

Operating expenses for the year ended December 31, 2025 were $57.1 million, an increase of $244,000, or 0.4%, compared to operating expenses of $56.9 million for the same period in 2024. The year-over-year increase in operating expenses primarily reflects increased Advertising and Marketing, Depreciation and Amortization and Salaries and Benefits, as mentioned above.

The Company recorded a gain on transfer of land of $1.7 million in the year ended December 31, 2024. There were no transfers or sales of land for the year ended December 31, 2025.

The Company recorded a net loss of $5.2 million and $5.5 million from equity investments for the years ended December 31, 2025 and 2024, respectively. The decreased loss for the year ended December 31, 2025 is due to the Doran I joint venture continuing to increase their leasing rate after re-opening for leasing in the first quarter of 2025.

The Company recorded an income tax benefit of $285,000 and income tax expense of $924,000 for the years ended December 31, 2025 and 2024, respectively. The income tax benefit for 2025 compared to the income tax expense for 2024 is primarily due to a decrease in income before taxes from operations and a federal interest income tax refund received in the first quarter of 2025.

The Company recorded a net loss of $529,000 and diluted loss per share of $0.10 for the year ended December 31, 2025. The Company recorded net income of $2.1 million and diluted earnings per share of $0.42 for the year ended December 31, 2024.

Adjusted EBITDA, a non-GAAP measure, was $9.4 million for the year ended December 31, 2025, compared to $10.8 million for the year ended 2024.

Additional Financial Information

Further financial information for the fourth quarter and full-year ended December 31, 2025, is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Annual Report on Form 10-K that will be filed with the Securities and Exchange Commission on or about March 10, 2026.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, and which exclude certain items from net income, a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income (net of interest expense), income tax expense or benefit, depreciation and amortization, as well as excluding stock-based compensation (which includes our 401(k)-match expense as this match occurs in Company stock), gain on the transfer of land, depreciation and amortization and interest expense related to equity investments and their joint ventures. We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of net revenues. Neither EBITDA, Adjusted EBITDA, or Adjusted EBITDA margin are measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. See the table below, which presents reconciliations of these measures to the GAAP equivalent financial measure, which is net income. We have presented EBITDA as a supplemental disclosure because we believe that, when considered with measures calculated in accordance with GAAP, EBITDA gives investors a more complete understanding of our operating results before the impact of investing and financing transactions and income taxes, and it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA or Adjusted EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because we believe it enables investors to understand and assess our core operating results excluding the effect of these items and is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business and provides a perspective on the current effects of operating decisions.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: we may not be successful in implementing our growth strategy; sensitivity to reductions in discretionary spending as a result of downturns in the economy and other factors; we have experienced a decrease in revenue and profitability from live racing; challenges in attracting a sufficient number of horses and trainers; a lack of confidence in core operations resulting in decreasing customer retention and engagement; personal injury litigation due to the inherently dangerous nature of horse racing; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in horse racing or the unbanked card games offered in the Casino; competition from other venues offering racing, unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; our obligation to make improvements in the TIF district that will only be reimbursed to the extent of future tax revenue; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; inclement weather and other conditions affecting the ability to conduct live racing; technology and/or key system failures; cybersecurity incidents; the general effects of inflation; our ability to attract and retain qualified personnel; dividends that may or may not be issued at the discretion of our Board of Directors; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

# # #

Investor Contacts:
Randy Dehmer	Joseph Jaffoni, Christin Armacost
Senior Vice President and Chief Financial Officer	JCIR
Canterbury Park Holding Corporation	212-835-8500 or cphc@jcir.com
952-233-4828 or investorrelations@canterburypark.com

– Financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S
SUMMARY OF OPERATING RESULTS

	Three months ended		Twelve months ended
	December 31,		December 31,
	2025	2024	2025	2024
OPERATING REVENUES:
Casino	$9,480,760	$8,994,643	$37,086,757	$38,774,702
Pari-mutuel	1,108,470	1,125,731	7,686,348	8,226,047
Food and beverage	1,045,392	1,038,071	8,244,692	7,968,157
Other	810,896	819,092	6,549,788	6,593,382
Total Net Revenues	$12,445,518	11,977,537	$59,567,585	61,562,288
OPERATING EXPENSES	(12,116,434)	(12,075,269)	(57,105,967)	(56,861,654)
Gain on transfer of land	-	-	-	1,732,353
INCOME FROM OPERATIONS	329,084	(97,732)	2,461,618	6,432,987
Other loss, net	(828,182)	(1,587,787)	(3,276,049)	(3,396,260)
INCOME TAX (EXPENSE) BENEFIT	109,000	440,116	285,000	(923,885)
NET INCOME (LOSS)	$(390,098)	$(1,245,403)	$(529,431)	$2,112,842

Basic Earnings (Loss) Per Share	$(0.08)	$(0.25)	$(0.10)	$0.42
Diluted Earnings (Loss) Per Share	$(0.08)	$(0.25)	$(0.10)	$0.42

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

	Three months ended		Twelve months ended
	December 31,		December 31,
	2025	2024	2025	2024
NET INCOME (LOSS)	$(390,098)	$(1,245,403)	$(529,431)	$2,112,842
Interest income, net	(515,641)	(478,835)	(1,966,803)	(2,071,511)
Income tax expense (benefit)	(109,000)	(440,116)	(285,000)	923,885
Depreciation and amortization	1,053,141	944,807	3,998,041	3,620,899
EBITDA	38,402	(1,219,547)	1,216,807	4,586,115
Stock-based compensation	399,808	373,103	1,601,556	1,447,430
Loss on disposal of assets	65,198	55,714	56,248	49,214
Gain on transfer of land	-	-	-	(1,732,353)
Depreciation and amortization related to equity investments	917,450	1,516,772	3,187,396	3,456,695
Interest expense related to equity investments	866,760	771,376	3,348,259	2,997,810
ADJUSTED EBITDA	$2,287,618	$1,497,418	$9,410,267	$10,804,911